

October 20, 2011

Via E-mail
Mr. Andy L. Nemeth
Chief Financial Officer
Patrick Industries, Inc.
107 West Franklin Street, P.O. Box 638
Elkhart, Indiana 46515

      RE: **Patrick Industries, Inc.**
               Form 10-K for Fiscal Year ended December 31, 2010
               Filed March 30, 2011
               Form 10-Q for Fiscal Quarter ended June 26, 2011
               Filed August 9, 2011
               File No. 0-3922

Dear Mr. Nemeth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies
Impairment of Goodwill and Other Acquired Intangible Assets, page 45

2. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
    • The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    • How the methodologies used for valuing goodwill in the current year have changed since the prior year;
    • What consideration you give to your market capitalization in your goodwill impairment analysis; and
    • To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder's equity, please provide the following disclosures for each of these reporting units:
        • Identify the reporting unit;
        • The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
        • The amount of goodwill;
        • A description of the assumptions that drive the estimated fair value;
        • A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
        • A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
    If you have determined that the estimated fair value substantially exceeds the carrying value for each of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups including intangible assets for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Financial Statements
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies and Practices
Assets Held for Sale, page F-10

3. You sold your Oregon facility in February 2010 and your Fontana, California facility in March 2010. You are continuing to operate in both facilities under lease agreements. You recorded a pre-tax gain on the sale of the Oregon facility of $0.8 million in the first quarter of

2010. Of the total pre-tax gain of $2.7 million for the sale of the Fontana, California facility, $2.0 million was recognized in the first quarter of 2010. The remaining $0.7 million was deferred and is being offset against future lease payments. Please help us better understand how you determined the appropriate accounting for each of these transactions pursuant to ASC 840-40. Please provide us with your analysis for each of these transactions pursuant to ASC 840-40-25, including what consideration you gave as to whether you have any continuing involvement. Please also expand your disclosures to address why there are differences in accounting for the gains of each of these sale-leaseback transactions, the significant terms of each lease agreement entered into, and the period over which you are amortizing the gain on the sale of the Fontana, California facility.

Form 10-Q for Fiscal Quarter ended June 26, 2011

General

4. Please address the above comments in your interim filings as well, as applicable.

Financial Statements
Notes to the Financial Statements
Note 10. Long-Term Credit Facility and Long-Term Debt, page 10

5. You are subject to financial covenants under the secured senior credit facility agreement, which include a minimum fixed charge coverage ratio, minimum excess availability under the Revolver, and annual capital expenditure limitations. Please disclose whether you were in compliance with your debt covenants. Please also disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Management's Discussion and Analysis
Summary of Liquidity and Capital Resources, page 25

6. Cash, cash equivalents, cash generated from operations and borrowings available under your 2011 Credit Facility are expected to be sufficient to finance your known and/or foreseeable liquidity and capital needs for at least the next 12 months, exclusive of any acquisitions. Please further enhance your disclosures to address the following:

- Please address what consideration you gave to your net cash used rather than provided by operating activities for the six months ended June 30, 2011 in determining whether your sources of cash will be sufficient;
- Your disclosures in Note 10 to the financial statements indicate that borrowings under the revolving line of credit are subject to a borrowing base, up to a maximum borrowing limit of $50 million. Please disclose the actual amounts available as of the end of each period;
- Please discuss any significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources; and
- Please discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way or that will impact your capital resources.

Refer to Items 303(a)(1) and (2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief